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                      RESTATED ARTICLES OF INCORPORATION

                                      OF

                                 DYNATEM, INC.


                              ARTICLE ONE:  NAME

                 The name of the corporation is DYNATEM, INC.

                             ARTICLE TWO:  PURPOSE

          The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

                       ARTICLE THREE:  AUTHORIZED SHARES

          The corporation is authorized to issue only one class of shares of stock, and the total number of shares which the corporation is authorized to issue is fifty million (50,000,000). The par value of each share is One Cent ($0.01).

               ARTICLE FOUR:  LIMITATION OF DIRECTORS' LIABILITY

          The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law, as the same exists when this Article Four becomes effective and to such greater extent as California law may thereafter permit.

                        ARTICLE FIVE:  INDEMNIFICATION

          The corporation is authorized to indemnify any agent (as defined in Section 317 of the California Corporations Code) through Bylaw provisions, agreements with agents, vote of shareholders or disinterested directors, or otherwise, to the fullest extent permissible under California law, and in excess of that otherwise permitted under Section 317 of the California Corporations Code, as the same exists when this Article Five becomes effective and to such greater extent as California law may thereafter permit.